Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

Year Ended December 31,	2012	2011	2010	2009	2008
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$135.0	$129.2	$119.1	$91.5	$126.4
Add: Fixed Charges	51.2	47.6	43.4	38.3	30.3
Undistributed Income from Less than 50 percent Owned Equity Investment	3.8	3.8	3.4	3.7	3.8
Earnings as defined:	$182.4	$173.0	$159.1	$126.1	$152.9

Fixed Charges:
Interest on Long-Term Debt	$47.0	$43.1	$39.7	$34.2	$27.4
Other Interest Charges	0.4	1.6	1.0	1.6	0.4
Interest Component of All Rentals (a)	3.8	2.9	2.7	2.5	2.5
Total Fixed Charges	$51.2	$47.6	$43.4	$38.3	$30.3
Ratio of Earnings to Fixed Charges	3.56	3.63	3.67	3.29	5.05

(a)	Represents interest portion of rents estimated at 33 1/3 percent.